Lakeshore Acquisition III Corp.

667 Madison Avenue,

New York, NY 10065

April 25, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Lakeshore Acquisition III Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-286395) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on April 29, 2025, or as soon thereafter as practicable.

Very truly yours,

Lakeshore Acquisition III Corp.

By:	/s/ Bill Chen
Name: Bill Chen
Title: Chief Executive Officer